American Airlines, Inc. Series 2016-3 EETC Class B Investor Presentation September 2017 Issuer Free Writing Prospectus Filed pursuant to Rule 433(d) Registration No. 333-216167-01 September 20, 2017

Cautionary Statement Regarding Forward-Looking Statements and Information This document includes forward-looking statements within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “if current trends continue,” “optimistic,” “forecast” and other similar words. Such statements include, but are not limited to, statements about future financial and operating results, the Company’s plans, objectives, estimates, expectations and intentions, and other statements that are not historical facts. These forward-looking statements are based on the Company’s current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. These risks and uncertainties include, but are not limited to, those set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2016 (especially in Part I, Item 1A—Risk Factors and Part II, Item 7—Management’s Discussion and Analysis of Financial Condition and Results of Operations), in the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 2017 and June 30, 2017 (especially in Part I, Item 2, Management’s Discussion and Analysis of Financial Condition and Results of Operations and Part II, Item 1A, Risk Factors) and in the Company’s other filings with the Securities and Exchange Commission (the “SEC”), and other risks and uncertainties listed from time to time in the Company’s other filings with the SEC. There may be other factors of which the Company is not currently aware that may affect matters discussed in the forward-looking statements and may also cause actual results to differ materially from those discussed. The Company does not assume any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting such forward-looking statements other than as required by law. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. This Investor Presentation highlights basic information about the issuer and this offering. Because it is a summary, it does not contain all of the information that you should consider before investing. The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, the underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC (“Credit Suisse”) toll-free at 1-800-221-1037.

2016-3 EETC Class B Offering

American 2016-3 EETC Class B American Airlines, Inc. (“American”) intends to issue $193,440,000 in aggregate face amount of Pass Through Certificates, Series 2016-3 Class B (“American 2016-3 Class B” or “Certificates”) The proceeds from the 2016-3 offering will be used to finance 25 aircraft currently owned by American: Five (5) Airbus A321-200 aircraft Eight (8) Boeing 737-800 aircraft Four (4) Boeing 787-9 aircraft Eight (8) Embraer ERJ 175 LR aircraft American previously issued $557,654,000 aggregate face amount of Pass Through Certificates, Series 2016-3 Class AA and $256,143,000 aggregate face amount of Pass Through Certificates, Series 2016-3 Class A, on October 3, 2016. The Series 2016-3 Class AA and Class A Certificates are not being offered hereby The Class B Certificates offered in this transaction will consist of one amortizing tranche of debt: Class B subordinated tranche amortizing over 8.0 years, with a 71.0% / 71.0% initial / max¹ loan-to-value ratio (“LTV”) The transaction’s legal structure, after giving effect to the offering, will be largely consistent with American’s Series 2017-1 EETC Standard cross-collateralization, cross-default and buy-out rights Three tranches of cross-subordinated and cross-defaulted debt 18-month Liquidity Facility on the Class B Certificates Waterfall with preferred junior interest Liquidity Facility Provider: KfW IPEX-GmbH Sole Structuring Agent and Sole Active Bookrunner: Credit Suisse 1 Initial LTV and Maximum LTV each calculated as of October 4, 2017, and each includes the principal amount of the AA and A Notes as of such date.

2016-3 Class B Structural Summary

	Existing 2016 -3 Class AA[2]	Existing 2016-3 Class A[2]	2016-3 Class B
Face Amount	$557,654,000	$256,143,000	$193,440,000
Rating / Expected Ratings[1] (Moody's / S&P)	Aa3 / AA+	A2 / A+	Baa3 / BBB
Initial LTV / Maximum LTV[3]	39.3% / 39.3%	57.4% / 57.4%	71.0% / 71.0%
Coupon	3.000%	3.250%	[]%
Weighted Average Life (years)	8.8	8.8	5.4
Regular Distribution Dates	April 15 and October 15	April 15 and October 15	April 15 and October 15
Final Expected Distribution Date[4]	October 15, 2028	October 15, 2028	October 15, 2025
Final Legal Distribution Date[5]	April 15, 2030	April 15, 2030	April 15, 2027
Section 1110 Protection	Yes	Yes	Yes
Liquidity Facility	Three semiannual interest payments	Three semiannual interest payments	Three semiannual interest payments

[1] Actual ratings included for Existing Certificates, and expected ratings included for Class B Certificates.
[2] Unless otherwise noted, information for the Class AA and A Certificates provided as of October 3, 2016, which was the date of issuance for Class AA and Class A Certificates.
[3] Initial LTV and Maximum LTV for Class AA, Class A, and Class B Certificates calculated as of October 4, 2017.
[4] Each series of Equipment Notes will mature on the Final Expected Distribution Date for the related class of Certificates.
[5] The Final Legal Distribution Date for each of the Class B Certificates is the date that is 18 months after the Final Expected Distribution Date for the Class B Certificates, which represents the period corresponding to the applicable Liquidity Facility coverage of three successive semiannual interest payments.

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Key Structural Elements1 One Class of Certificates Offered One tranche of amortizing debt which will benefit from a liquidity facility covering three semi-annual interest payments Waterfall Interest on Eligible Pool Balance of the Class A Certificates is paid ahead of principal on the Class AA Certificates and interest on Eligible Pool Balance of the Class B Certificates is paid ahead of principal on the Class AA and Class A Certificates Buyout Rights After a Certificate Buyout Event, subordinate Certificate holders have the right to purchase all (but not less than all) of the senior Certificates at par plus accrued and unpaid interest No buyout right during the 60-day Section 1110 period No Equipment Note buyout rights Cross-Collateralization and Cross-Default The Equipment Notes will be cross-collateralized by all aircraft All indentures will include cross-default provisions Threshold Rating Criteria for Liquidity Provider and Depositary Downgrade drawing mechanics consistent with recent EETCs issued by American Collateral Strategically core aircraft types representative of American’s go-forward, long haul, short-haul and regional fleet strategy Twenty-five recently delivered aircraft Weighted average aircraft age of 0.9 years2 Additional Certificates American has the right to issue additional subordinated classes of certificates American has the right to issue additional series of certificates at any time 1 Certain terms defined in prospectus supplement related to the Class B Certificates. 2 As of October 4, 2017.

Overview of the Collateral Pool

2016-3 Aircraft Pool

- Aggregate aircraft appraised value of approximately $1,418 million[1] from three appraisers (AISI, BK and mba)[2]
- Appraisals indicate collateral cushion as of the first principal payment date for the Class B Certificates (after the Class B issuance) of 31.6% on the Class B Certificates[3], which is expected to increase over time as the debt amortizes

Aircraft Number	Aircraft Type	MSN	Registration Number	Body Type	Engine Type	MTOW (lbs)	Month of Delivery	Maintenance Adjusted Base Value			
								AISI	BK	mba	LMM
1	A321-200S	7188	N993AN	Narrow	V2533-A5	206,100	Nov-16	$53,260,000	$52,950,000	$53,220,000	$53,143,333
2	A321-200S[4]	7407	N994AN	Narrow	V2533-A5	206,100	Nov-16	53,260,000	52,950,000	53,220,000	53,143,333
3	A321-200S	7301	N995AN	Narrow	V2533-A5	206,100	Dec-16	53,540,000	52,950,000	53,520,000	53,336,667
4	A321-200S	7310	N996AN	Narrow	V2533-A5	206,100	Dec-16	53,540,000	52,950,000	53,520,000	53,336,667
5	A321-200S[4]	7515	N928AM	Narrow	V2533-A5	206,100	Feb-17	54,130,000	53,500,000	53,940,000	53,856,667
6	B737-800	31237	N988NN	Narrow	CFM56-7B	158,500	Mar-16	44,830,000	44,700,000	43,640,000	44,390,000
7	B737-800	33250	N997NN	Narrow	CFM56-7B	158,500	Sep-16	47,340,000	45,200,000	45,210,000	45,210,000
8	B737-800	31250	N998NN	Narrow	CFM56-7B	158,500	Sep-16	47,340,000	45,200,000	45,210,000	45,210,000
9	B737-800	33341	N200NV	Narrow	CFM56-7B	158,500	Oct-16	47,620,000	45,650,000	45,480,000	45,650,000
10	B737-800[4]	33342	N301NW	Narrow	CFM56-7B	158,500	Nov-16	47,900,000	45,650,000	45,740,000	45,740,000
11	B737-800[4]	31255	N301PA	Narrow	CFM56-7B	158,500	Dec-16	47,900,000	45,650,000	45,740,000	45,740,000
12	B737-800	31253	N305NX	Narrow	CFM56-7B	158,500	Nov-16	47,900,000	45,650,000	45,740,000	45,740,000
13	B737-800	33343	N306NY	Narrow	CFM56-7B	158,500	Dec-16	48,170,000	45,650,000	46,000,000	46,000,000
14	B787-9	40640	N821AN	Wide	GEnx-1B74/5	553,000	Oct-16	138,850,000	139,650,000	137,210,000	138,570,000
15	B787-9	40642	N822AN	Wide	GEnx-1B74/5	553,000	Oct-16	138,850,000	139,650,000	137,210,000	138,570,000
16	B787-9	40641	N823AN	Wide	GEnx-1B74/5	553,000	Dec-16	139,970,000	139,650,000	138,790,000	139,470,000
17	B787-9	40643	N824AN	Wide	GEnx-1B74/5	553,000	Jan-17	140,530,000	141,050,000	139,570,000	140,383,333
18	ERJ 175 LR	17000594	N240NN	Regional	CF34-8E5	85,517	Sep-16	29,070,000	27,600,000	29,150,000	28,606,667
19	ERJ 175 LR	17000595	N241NN	Regional	CF34-8E5	85,517	Sep-16	29,070,000	27,600,000	29,150,000	28,606,667
20	ERJ 175 LR	17000601	N242NN	Regional	CF34-8E5	85,517	Oct-16	29,240,000	27,900,000	29,330,000	28,823,333
21	ERJ 175 LR	17000604	N243NN	Regional	CF34-8E5	85,517	Oct-16	29,240,000	27,900,000	29,330,000	28,823,333
22	ERJ 175 LR	17000609	N244NN	Regional	CF34-8E5	85,517	Nov-16	29,410,000	27,900,000	29,500,000	28,936,667
23	ERJ 175 LR	17000614	N245NN	Regional	CF34-8E5	85,517	Nov-16	29,410,000	27,900,000	29,500,000	28,936,667
24	ERJ 175 LR	17000618	N246NN	Regional	CF34-8E5	85,517	Dec-16	29,580,000	27,900,000	29,670,000	29,050,000
25	ERJ 175 LR	17000619	N247NN	Regional	CF34-8E5	85,517	Dec-16	29,580,000	27,900,000	29,670,000	29,050,000
Assumed Total								$1,439,530,000	$1,411,250,000	$1,418,260,000	$1,418,323,333

[1] Appraised value equals the lesser of the mean and median ("LMM") of the maintenance adjusted Base Values of the aircraft (adjusted to reflect the maintenance status of such Aircraft or otherwise take such maintenance status into account at or around the time of the related appraisal).

[2] AISI, BK and mba are defined in the prospectus supplement related to the Class B Certificates. The appraisals were prepared for the 2016-3 EETC Class B issuance in September 2017, in the case of BK and AISI, and in August 2017, in the case of mba. The appraised values provided by AISI are presented as of May 5, 2017, and the appraised values provided by BK and mba are presented as of May 2017.

[3] Collateral cushion calculated as of April 15, 2018, the first principal payment date for the Class B Certificates after the anticipated Class B Issuance Date.

[4] The original expected delivery date for the Aircraft bearing manufacturer serial number 7407 was December 2016 but was delivered in November 2016, the original expected delivery date for the Aircraft bearing manufacturer serial number 7515 was January 2017 but was delivered in February 2017, the original expected delivery date for the Aircraft bearing manufacturer serial number 33342 was December 2016 but was delivered in November 2016 and the original expected delivery date for the Aircraft bearing manufacturer serial number 31255 was November 2016 but was delivered in December 2016.

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Young and Diversified Portfolio: AAL 2016-3 1 Calculated by LMM of the maintenance adjusted base value of the aircraft (adjusted to reflect the maintenance status of such Aircraft or otherwise take such maintenance status into account at or around the time of the related appraisal). The appraisals were prepared for the 2016-3 EETC Class B issuance in September 2017, in the case of BK and AISI, and in August 2017, in the case of mba. The appraised values provided by AISI are presented as of May 5, 2017, and the appraised values provided by BK and mba are presented as of May 2017. 2 As of October 4, 2017. Aircraft Type Narrowbody / Widebody / Regional New Delivery / Vintage By Delivery Date: 0.9 Years Average Age1,2

Investing in our product: new aircraft deliveries   2017 2018 2019 Beyond 2019 Total A320 Family / Neo 20 - 25 75 120 A350-900 - - - 22 22 B737-800 / Max 24 16 20 60 120 B787 Family 13 6 2 - 21 Mainline Total 57 22 47 157 283 E175 16 - - - 16 Regional Total 16 - - - 16

Airbus A321-200

- The Airbus A321 (ceo and neo) is the best-selling aircraft in its class with 3,220 net orders and 1,556 deliveries
  - Increasingly popular aircraft in the 180- to 230-seat category
  - Benefits from airlines up-gauging as it has lower seat-mile costs than 150-seaters
  - Provides more capacity at slot-constrained airports
- Large single-aisle aircraft with deep and well established base of 110 A321-200 operators, outperforming the Boeing competitor (737-900ER) in terms of fleet size, order growth and total backlog
- The Airbus A321-200 aircraft included in the collateral feature sharklets, which are a valuable addition
  - Most aircraft equipped with sharklets have a higher MTOW and higher spec engine
  - Sharklets increase payload / range, allowing for US transcontinental capability, and making it a better 757 replacement
  - Sharklets wingtip upgrade improves fuel burn

Top 5 Operators & Lessors (In Service / On Order)[1]

	Operators	# of Aircraft
1	American Airlines	198
2	Turkish Airlines	160
3	Wizz Air	151
4	Jetblue Airways	123
5	Delta Air Lines	122
	Total	**754**
	Lessors	**# of Aircraft**
1	Air Lease	138
2	AerCap	44
3	GECAS	32
4	Avolon Aerospace Leasing	30
5	BOC Aviation	24
	Total	**268**

A321-200[1] Key Statistics

Firm Orders	3,220
# Delivered	1,556
# Backlog	1,664
# In Service	1,539
# of Current Operators	110

Source: Airbus as of August 31, 2017.
[1] A321-200ceo and A321-200neo.

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Boeing 737-800 Considered the most liquid narrowbody to date Over 4,300 in operation with more than 170 operators, with a backlog of 670 aircraft – very popular among mainline, charter and low-cost carriers, good regional distribution, and a favorite with the leasing community Over the last decade, the 737-800 has replaced the MD-80 as the workhorse of the American domestic network Order backlog demonstrates that the 800 remains the most popular 737 NG variant, and that airlines and lessors have confidence in the type well past the end of the decade Continued product improvements, such as longer maintenance intervals and Scimitar winglets, support long-term demand Source: Ascend Market Commentary and Boeing as of 2Q 2017. The B737-800 Has Wide Market Appeal Top 5 Operators & Lessors (In Service / On Order) Operators # of Aircraft 1 Ryanair 462 2 American Airlines 304 3 Southwest Airlines 185 4 China Southern Airlines 154 5 United Airlines 141 Total 1,246 Lessors # of Aircraft 1 AerCap 254 2 GECAS 250 3 SMBC AC 193 4 Avolon Aerospace Leasing 143 5 BBAM 136 Total 976

Boeing 787-9

The Boeing 787 is the new benchmark in the long-haul widebody market

- With a predicted demand of over 5,300 widebody jetliners over the next 20 years, the Boeing 787 is well positioned to become the benchmark product in a growing sector of the industry
  - Over 1,200 sales and strong backlog from the overall 787 family; 787-9 now lead variant with over 50% of orders
- With its all-composite fuselage, the Boeing 787 delivers up to 20% better fuel burn than the Boeing 767
  - Enables American to serve city pairs previously not accessible with the Boeing 767-300ER aircraft
- Recent widebody market weakness has been concentrated in specific types / variants (e.g. Rolls-powered A340s, 747s and certain A330s); high quality in-demand widebodies have shown resilience
  - The 787-9 was certified in 2014, and continues to expand its operator base

Top 5 Operators & Lessors (In Service / On Order)[1]

	Operators	# of Aircraft
1	Etihad Airways	71
2	ANA-All Nippon Airways	47
3	United Airlines	39
4	KLM Royal Dutch Airlines	33
5	Norwegian	31
	Total	**221**
	Lessors	**# of Aircraft**
1	AerCap	60
2	Air Lease	50
3	Avolon Aerospace Leasing	31
4	GECAS	12
5	BBAM	6
	Total	**159**



Source: Ascend Market Commentary and Boeing as of 2Q 2017.

[1] Includes both 787-9 and 787-10 aircraft.

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Embraer ERJ 175 LR

- In-service fleet of over 580 aircraft, backlog of 80
- Demand for Embraer ERJ 175 LR aircraft has been strong as major U.S. airlines placed significant new orders and contracts for 76-seaters to replace 50-seaters, as a result of new scope clause agreements
  - American, United, Alaska and Delta have all ordered the ERJ 175 LR or contracted from regionals like SkyWest
  - E-Jets are winning market share battle with CRJ900
- Robust used activity and low availability
- The Embraer ERJ 175 LR offers mainline jet comfort, thanks to its double bubble design
  - Most cabin volume per seat
  - Large eye-level windows are 30% larger than those on similar aircraft
  - Four-abreast seating and no middle seat, allowing easy access to seats and overhead bins and fast boarding and deplaning
  - Generous headroom with overhead bins accommodate roll-on bags up to 24"x16"x10"
  - Superior ground service access and baggage handling

Top 5 Operators & Lessors (In Service / On Order)

	Operators	# of Aircraft
1	SkyWest Airlines	199
2	Republic Airlines	196
3	Compass Airlines	58
4	Mesa Airlines	48
5	Envoy Air	40
	Total	541
	Lessors	**# of Aircraft**
1	Nordic Aviation Capital	27
2	GECAS	10
3	Castlelake	6
4	Avlon Aerospace Leasing	4
5	Falko	4
	Total	51

Range of Embraer 175 LR



DALLAS

Source: Ascend Market Commentary and Embraer as of 2Q 2017.

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